UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 25, 2006

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

750 Lexington Avenue, 20th Floor
New York, New York 10022
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTL BIOPHARMACEUTICALS LTD. AGM POSTPONED UNTIL NOVEMBER 1, 2006

NEW YORK, NEW YORK, October 25, 2006 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; LSE: XTL; TASE: XTL) announces today that its Annual General Meeting (“AGM”) was postponed for one week in accordance with its articles of association due to the absence of a quorum. The postponed AGM will take place at the Company, Building 3, Kiryat Weizmann Science Park, Rehovot, PO Box 370, Israel 76100 at 4:00 p.m. on November 1, 2006.

Any proxy votes received at any time up to 48 hours prior to the postponed AGM will be included in the total votes counted for the AGM. Those shareholders who have a valid “proof of ownership” in Israel or a letter of representation from Computershare, the Company’s registrars, and attend the meeting in person will also be permitted to vote.

ABOUT XTL BIOPHARMACEUTICALS LTD.

XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the acquisition, development and commercialization of therapeutics for the treatment of infectious diseases, with a focus on hepatitis C. XTL is developing XTL-2125 - a small molecule, non-nucleoside inhibitor of the hepatitis C virus polymerase. XTL-2125 is currently in a Phase 1 clinical trial in patients with chronic hepatitis C. XTL is also developing XTL-6865 - a combination of two monoclonal antibodies against the hepatitis C virus - presently in Phase 1 clinical trials in patients with chronic hepatitis C. XTL’s hepatitis C pipeline also includes several families of pre-clinical hepatitis C small molecule inhibitors.  XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ, London, and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; LSE: XTL; TASE: XTL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: October 25, 2006	By:	/s/ Bill Kessler
Bill Kessler Director of Finance